UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___ )*

                                   OMTOOL LTD.
                                   -----------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    681974101
                                    ---------
                                 (CUSIP number)

                              PAUL D. BROUDE, ESQ.
                          EPSTEIN BECKER & GREEN, P.C.
                              111 Huntington Avenue
                           Boston, Massachusetts 02199
                                  (617)342-4000
                                  -------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 23, 2003
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act" or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP No. 681974101                   13D                      Page 2 of 8 Pages
-------------------                                            -----------------

================================================================================

1.   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     ASA INTERNATIONAL LTD.
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------

3.   SEC USE ONLY
--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                 [ ]
--------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OR ORGANIZATION

      DELAWARE CORPORATION
--------------------------------------------------------------------------------

NUMBER OF               7.   SOLE VOTING POWER
SHARES                       225,625
BENEFICIALLY                 ---------------------------------------------------
OWNED BY EACH
REPORTING               8.   SHARED VOTING POWER
PERSON WITH                  -0-
                             ---------------------------------------------------

                        9.   SOLE DISPOSITIVE POWER
                             225,625
                             ---------------------------------------------------

                        10.  SHARED DISPOSITIVE POWER
                             -0-
                             ---------------------------------------------------

-------------------                                            -----------------
CUSIP No. 681974101                   13D                      Page 3 of 8 Pages
-------------------                                            -----------------


11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       225,625
--------------------------------------------------------------------------------

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                               [ ]
--------------------------------------------------------------------------------

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       13%
--------------------------------------------------------------------------------

14.    TYPE OF REPORTING PERSON

       CO
================================================================================

The following constitutes the initial Schedule 13D filed by ASA International Ltd. ("ASA").

Item 1.  Security and Issuer.

       This statement relates to the shares of common stock, $.01 par value (the "Common Stock ") of Omtool Ltd., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 8 Industrial Way, Salem, NH 03079-2837.

Item 2.  Identity and Background.

       ASA International Ltd. (the "Reporting Person") is a Delaware corporation with a business address at 10 Speen Street, Framingham, Massachusetts 01701-4661. ASA develops, markets, and provides services for its proprietary enterprise software products and distributes computer hardware to its software customers. ASA is managed by its executive officers and directors.

       The directors of ASA are Alfred C. Angelone, Chas B. Blalack, Alan J. Klitzner, William A. Kulok, James P. O'Halloran and Robert L. Voelk. The executive officers of ASA are Alfred C. Angelone, Terrence C. McCarthy and Wayne
C. Croswell. Messrs. Angelone, Blalack, Klitzner , Kulok, O'Halloran, McCarthy and Croswell are citizens of the United States. Mr. Voelk is a citizen of Germany. In accordance with the provisions of General Instruction C to

-------------------                                            -----------------
CUSIP No. 681974101                   13D                      Page 4 of 8 Pages
-------------------                                            -----------------

Schedule 13D, information concerning the executive officers and directors of ASA is included in Schedule A hereto and is incorporated by reference herein.

       The Reporting Person and its executive officers and directors have not been criminally convicted in the past five years. They also have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

       The aggregate purchase price of the 225,625 shares of Common Stock acquired by ASA is $676,875 and came from its working capital.

Item 4.  Purpose of Transaction.

       The Reporting Person currently holds its interest in the Issuer for investment purposes. The Reporting Person intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to hold the Common Stock as an investment, (ii) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (iii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iv) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the last paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

       Other than as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in: (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) Any material change in the present capitalization or dividend policy of the Issuer; (f) Any other material change in the Issuer's business or corporate structure; (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the

-------------------                                            -----------------
CUSIP No. 681974101                   13D                      Page 5 of 8 Pages
-------------------                                            -----------------

acquisition of control of the Issuer by any person; (h) A class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) Any action similar to any of those enumerated in this Item.

Item 5.  Interest in Securities of the Issuer.

       As of the close of business on May 23, 2003, ASA beneficially owns 225,625 shares of Common Stock, constituting approximately 13% of the shares of Common Stock outstanding. ASA has sole voting power of the shares of Common Stock it beneficially owns.

       As of the close of business on May 23, 2003, Robert L. Voelk, a director of ASA, beneficially owns 215,450 shares of Common Stock, constituting approximately 12.3% of the shares of Common Stock outstanding. The beneficially owned shares include 17,857 shares of Common Stock that may be purchased by Mr. Voelk pursuant to options exercisable within 60 days. Mr. Voelk has sole voting power of the shares of Common Stock he beneficially owns. The beneficially owned shares do not include 13,142 shares held in trust for the benefit of certain family members; Mr. Voelk disclaims beneficial ownership of such shares. The foregoing information regarding Mr. Voelk's beneficial ownership is based information as reported in the Issuer's Proxy Statement dated March 21, 2003 as filed on Schedule 14A.

       As of the close of business on May 23, 2003, William A. Kulok, a director of ASA, beneficially owns 857 shares of Common Stock, constituting less than 0.1% of the shares of Common Stock outstanding. Mr. Kulok has sole voting power of the shares of Common Stock he beneficially owns.

       The aggregate percentage of shares of Common Stock reported owned by each of ASA, Mr. Voelk and Mr. Kulok is based upon 1,746,113 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of March 31, 2003 as reported in the Issuer's Quarterly Report of Form 10-Q for the quarterly period ended March 31, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Robert L. Voelk, a director of ASA, is Chief Executive Officer, President and Chairman of the Issuer. Mr. Voelk holds options to purchase 17,857 shares of Common Stock that may be exercised within 60 days.

       Pursuant to a Stock Purchase Agreement, dated as of May 23, 2003 (the "Agreement"), by and among ASA, Summit Investors III, L.P. and Summit Ventures IV, L.P. (the "Selling Stockholders"), ASA purchased an aggregate of 225,625 shares of Common Stock from the Selling Stockholders. The Agreement provides that if within twelve (12) months of the date thereof ASA or any subsidiary of ASA directly or indirectly acquires, enters into a letter of intent or definitive agreement or similar document to purchase, or otherwise agrees in writing to purchase (whether or not such transaction closes within such 12-month period), any shares of Common Stock of the Issuer from the Issuer or from a

-------------------                                            -----------------
CUSIP No. 681974101                   13D                      Page 6 of 8 Pages
-------------------                                            -----------------

third party in a private or public transaction at a per share price (without giving effect to any stock split, stock dividend or other transaction affecting the Common Stock occurring after the date thereof) in excess of $3.00 per share (any such purchase or agreement, a "Purchase Event"), ASA shall pay to the Selling Stockholders as soon as reasonably possible, but not longer than within three (3) business days of the closing of the transaction contemplated by the Purchase Event by wire transfer of immediately available funds the "Additional Purchase Amount". For purposes of the Agreement, the Additional Purchase Amount paid to Selling Stockholders shall be the product obtained by multiplying (x) the difference obtained by subtracting $3.00 from the per share price paid by ASA in the Purchase Event (without giving effect to any stock split, dividend or other transaction affecting the Common Stock occurring after the date hereof), by (y) 50%, by (z) 225,625. The foregoing provisions shall not apply if at the time of such Purchase Event, the Common Stock is no longer registered pursuant to the Securities Exchange Act of 1934, as amended.

Item 7.  Material to be Filed as Exhibits.

       Stock Purchase Agreement, dated as of May 23, 2003 (the "Agreement"), by and among ASA, Summit Investors III, L.P. and Summit Ventures IV, L.P.

                          [Next Page is Signature Page]

-------------------                                            -----------------
CUSIP No. 681974101                   13D                      Page 7 of 8 Pages
-------------------                                            -----------------

                                   SIGNATURES

       After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 2003                       ASA INTERNATIONAL LTD.


                                           /s/ Terrence C. McCarthy
                                           ------------------------
                                           Name: Terrence C. McCarthy
                                           Title: Vice-President

-------------------                                            -----------------
CUSIP No. 681974101                   13D                      Page 8 of 8 Pages
-------------------                                            -----------------

                                                                      SCHEDULE A

Information Concerning Executive Officers and Directors of ASA International
Ltd.

Name                      Present Principal Occupation
----                      ----------------------------

Alfred C. Angelone        Chairman, Chief Executive Officer and President of ASA
                          with a business address at 10 Speen Street, Framingham, Massachusetts 01701.

Chas B. Blalack           General Partner of Wind River Capital, LLC, a
                          privately held company in the acquisitions, restructuring and operations consulting business in the Eastern United States with a business address at 129 Hillandale Road, Westport, CT 06880

Alan J. Klitzner          Chairman of Klitzner Industries, Inc., a privately
                          held manufacturer of emblematic jewelry with a business address at 44 Warren Street, Providence, RI
                          02901.

William A. Kulok          Director of World Trade Center Palm Beach, an
                          organization that produces trade shows and events with a business address at 116 Echo Drive, Jupiter, FL
                          33458.

James P. O'Halloran       Retired with a business address at c/o ASA, 10 Speen
                          Street, Framingham, Massachusetts 01701; Formerly
                          Senior Vice President, Treasurer and Chief Financial
                          Officer, Pegasystems Inc., a publicly held software company.

Robert L. Voelk           Chief Executive Officer, President and Chairman of the
                          Issuer; Chairman and Chief Executive Officer of eSped.com, a privately held software company with a business address at 8 Industrial Way, Salem, NH 03079.

Terrence C. McCarthy      Vice President, Secretary and Treasurer of ASA with a
                          business address at 10 Speen Street, Framingham,
                          Massachusetts 01701.

Wayne C. Croswell         Group Vice President and President of ASA's Tire
                          Systems Product Line with a business address at 10
                          Speen Street, Framingham, Massachusetts 01701.

                                                                  Exhibit to 13D

                            STOCK PURCHASE AGREEMENT

     STOCK PURCHASE AGREEMENT, dated as of May 23, 2003 (the "Agreement"), by and among ASA International Ltd., a Delaware corporation (the "Purchaser") and the persons listed on the signature pages hereof (collectively, the "Selling Stockholders").

     In consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

                                   Article I

                           SALE AND PURCHASE OF SHARES

     1.1 Sale and Purchase of Shares. Upon the terms and subject to the conditions contained herein, on the Closing Date the Selling Stockholders will sell, and the Purchaser will purchase, an aggregate of 225,625 shares (the "Shares") of the common stock, $0.01 par value per share (the "Common Stock"), of Omtool, Ltd., a Delaware corporation (the "Company") for a purchase price of $3.00 per share, subject to payment of the Additional Purchase Amount as provided in Section 1.2. Each Selling Stockholder shall sell, assign, transfer, convey and deliver to the Purchaser, and the Purchaser shall purchase from each Selling Stockholder, the Shares owned by such Selling Stockholder set forth opposite such Selling Stockholder's name on Schedule 1.1 hereto. Purchaser's payment for the Shares on the Closing Date shall be made to the Selling Stockholders, against the Selling Stockholders' delivery of stock certificates representing the Shares, together with stock powers duly endorsed in blank therefore, signature guaranteed, by wire transfer of immediately available funds. The closing of the purchase and sale of the Shares (the "Closing") pursuant to this Agreement shall take place at 4:00 p.m. EST on May 23, 2003 (the "Closing Date").

     1.2 Additional Purchase. As additional consideration for purchase and sale of the Shares contemplated hereby, if within twelve (12) months of the date hereof the Purchaser or any subsidiary of the Purchaser directly or indirectly acquires, enters into a letter of intent or definitive agreement or similar document to purchase, or otherwise agrees in writing to purchase (whether or not such transaction closes within such 12-month period), any shares of Common Stock of the Company from the Company or from a third party in a private or public transaction at a per share price (without giving effect to any stock split, stock dividend or other transaction affecting the Common Stock occurring after the date hereof) in excess of $3.00 per share (any such purchase or agreement, a "Purchase Event"), the Purchaser shall pay to the Selling Stockholders as soon as reasonably possible, but not longer than within three (3) business days of the closing of the transaction contemplated by the Purchase Event by wire transfer of immediately available funds the Additional Purchase Amount. For purposes of this Section 1.2, the Additional Purchase Amount paid to Selling Stockholders shall be the product obtained by multiplying (x) the difference obtained by subtracting $3.00 from the per share price paid by the Purchaser in the Purchase Event (without giving effect to any stock split, dividend or other transaction affecting the Common Stock occurring after the date hereof), by (y) 50%, by (z) 225,625. Notwithstanding anything to the contrary set forth herein, the provisions of this Section 1.2 shall not apply if at the time of such Purchase Event, the Common Stock is no longer registered pursuant to the Securities Exchange Act of 1934, as amended.

                                   ARTICLE II

           REPRESENTATIONS AND WARRANTIES OF THE SELLING STOCKHOLDERS

                  The Selling Stockholders each hereby represent, severally and not jointly, to the Purchaser that:

     2.1 Authorization of Agreement. Such Selling Stockholder has all requisite power, authority and legal capacity to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by such Selling Stockholder in connection with the consummation of the transactions contemplated by this Agreement (together with this Agreement, the "Selling Stockholder Documents"), and to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each of the Selling Stockholder Documents will be at or prior to the Closing, duly and validly executed and delivered by such Selling Stockholder and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each of the Selling Stockholder Documents when so executed and delivered will constitute, legal, valid and binding obligations of such Selling Stockholder, enforceable against such Selling Stockholder in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity). The execution and delivery of this Agreement and each of the Selling Stockholder Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all required limited partnership action on the part of the Selling Stockholders.

     2.2 Ownership and Transfer of Shares. Such Selling Stockholder is the record and beneficial owner of the Shares indicated as being owned by such Selling Stockholder on Schedule 1.1. Other than as set forth in the legends on the certificates for the Shares, such Selling Stockholder has good and marketable title to such Shares, free and clear of any and all options, calls, contracts, commitments, demands, liens, charges, security interests, equities, claims, pledges or encumbrances whatsoever ("Liens"). Such Selling Stockholder has the full, absolute and entire power, legal right and authority to sell, transfer, assign and deliver such Shares as provided in this Agreement, and, upon delivery of such Shares and payment therefor pursuant hereto, such Shares will be owned of record and beneficially by the Purchaser and good and marketable title to such Shares, free and clear of all Liens, will pass to the Purchaser.

                                   ARTICLE III

                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

     The Purchaser hereby represents and warrants to the Selling Stockholders that:

     3.1 Authorization of Agreement. The Purchaser has full all requisite power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by the Purchaser in connection with the consummation of the transactions contemplated hereby and thereby (the "Purchaser Documents"), and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Purchaser of this Agreement and each Purchaser Document has been duly authorized by all necessary corporate action on behalf of the Purchaser. This Agreement has been, and each Purchaser Document will be at or prior to the Closing, duly executed and delivered by the Purchaser and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Purchaser Document when so executed and delivered will constitute, legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

     3.2 Investment Intention. The Purchaser is acquiring the Shares for its own accounts, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act")) thereof in violation of applicable securities laws; provided, however, that the Purchaser shall at all times retain control over the disposition of its assets. Purchaser understands that the Shares have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.

     3.3 Sophistication. The Purchaser is an "Accredited Investor" (as such term is defined in Rule 501 of Regulation D of the Securities Act). The financial situation of the Purchaser is such that it can afford to bear the economic risk of holding the unregistered Shares for an indefinite period of time and the Purchaser can afford to suffer the complete loss of its investment in the Shares. The Purchaser is a sophisticated financial buyer in the business of assessing and assuming investment risks with respect to securities, including securities such as the Shares. The Purchaser is aware of the Company's business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Shares.

                                   ARTICLE IV

                                  MISCELLANEOUS

     4.1 Expenses. The Selling Stockholders and the Purchaser shall each bear their own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.

     4.2 Entire Agreement and Amendments. This Agreement (including any schedule or annex hereto) represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and can be amended only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment or waiver is sought.

     4.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

     4.4 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally or mailed by certified mail, return receipt requested, to the parties (and shall also be transmitted by facsimile to the Persons receiving copies thereof) at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

     The Selling Stockholders:   c/o Summit Partners
                                 222 Berkeley Street, 18th Floor
                                 Boston, MA 02116
                                 Fax: 617-824-1132
                                 Attn: Thomas Farb

     with a copy (which shall
     not constitute notice) to:  Weil, Gotshal & Manges LLP
                                 100 Federal Street
                                 Boston, MA 02110
                                 Fax: 617-772-8333
                                 Attn: Steven M. Peck

     The Purchaser:              ASA International Ltd.
                                 10 Speen Street
                                 Framingham, MA 01701
                                 Fax: 508-626-0644
                                 Attn: Alfred C. Angelone

     with a copy (which shall
     not constitute notice) to:  Epstein Becker & Green, P.C.
                                 111 Huntington Avenue
                                 Boston, MA 02199
                                 Fax: 617-342-4001
                                 Attn: Paul D. Broude

     4.5 Severability. If any provision of this Agreement is invalid or unenforceable, the balance of this Agreement shall remain in effect.

     4.6 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. No assignment of this Agreement or of any rights or obligations hereunder may be made by either the Selling Stockholders or the Purchaser (by operation of law or otherwise) without the prior written consent of the other parties hereto.

     4.7 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

     4.8 Post-Closing Actions. The Purchaser and the Selling Stockholders acknowledge that the certificates to be delivered at Closing representing the Shares do not reflect a one-for-seven stock split of the Company's Common Stock effective January 15, 2003. Additionally, following the Closing, the Purchaser agrees to use commercially reasonable efforts to cause to be delivered to the Selling Stockholders reasonably promptly certificates representing 884 shares of Common Stock in the name of Summit Investors III, L.P. and 16,116 shares of Common Stock in the name of Summit Ventures IV, L.P., such shares being the number of shares represented by the certificates delivered at Closing that are not being purchased by the Purchaser hereunder. The Selling Stockholders agree to cooperate with the Purchaser in connection with such delivery of stock certificates to the Selling Stockholders.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

                             PURCHASER:

                             ASA INTERNATIONAL LTD.


                             By:/s/Terrence C. McCarthy
                                -------------------------
                                Name:  Terrence C. McCarthy
                                Title: Vice President and Treasurer

                             SELLING STOCKHOLDERS:


                             SUMMIT VENTURES IV, L.P.

                             By: Summit Partners IV, L.P.
                             Its General Partner

                             By: Stamps, Woodsum & Co. IV
                             Its General Partner


                             By: /s/Thomas F. Farb
                                 --------------------------
                             Name:  Thomas F. Farb
                             Title: General Partner



                             SUMMIT INVESTORS III, L.P.


                             By: /s/Thomas F. Farb
                                 --------------------------
                             Name:  Thomas F. Farb
                             Title: General Partner

                                  SCHEDULE 1.1

Selling Stockholders                Shares to be sold       Net Sale Proceeds
--------------------                -----------------       -----------------

Summit Ventures IV, L.P.            213,879                 $641,637
Summit Investors III, L.P.          11,746                  $35,238


                           Total:   225,625                 $676,875
                                    -------                 --------